UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Traccom Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2462209
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2013 SkyCrest Dr. #4 Walnut Creek, CA	94595
(Address of principal executive offices)	(Zip code)

(714) 308-3340

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “Traccom,” “we,” “us,” “our,” or “the company” refers to Traccom Inc. a Delaware corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in this Form 1-SA. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections contained in our Offering Circular qualified by the SEC on May 13, 2021. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guarantee or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in Delaware in November 2018 and, from that date to present, its’ singular focus has been the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

The Company’s two products are the Basic Tracker and the Remote Patient Monitoring Device (Health Hub).   Both products have been fully developed and tested.

The Company’s business model consists of at least two revenue streams. The first is the initial sale of a device / activation, and the second is the recurring annual service revenue from the device. A third potential significant revenue source will come from data mining from the three devices. In the case of data mining, all consumer privacy laws would be adhered to. The Company will begin to develop this revenue source once 25,000 devices are in distribution.

The Traccom Basic Tracker is primarily designed to track the location of airline checked-in luggage.

The Traccom™ Health Hub primarily captures remote patient data monitored in a patient's home. The primary focus of monitoring is to provide the PCP or Pharmacist with an up-to-date real-time status of the patient's overall health. The other area of opportunity that the Company will initially focus on is with Pharmaceutical clinical trials.

The Company’s primary source of working capital since inception has been loans from its management shareholders as well as $30,000 it raised on Indiegog0 as well as $40,757 raised from the sale of 14,308 shares of common stock through its Regulation A+ offering.

The Company had an operating loss of $51,786 and $136,227 as of December 31, 2022 and 2021 respectively.   The reduction in the operating loss is primarily due to reduction in public offering expenses, product development, consulting and legal.

On March 10, 2021, we entered into a Master Referral, Commission, and Compensation Agreement (“Compensation Agreement”) with Maverick Technology Group, LLC (“Maverick”).  This Agreement was terminated on March 24, 2022.

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On May 2, 2022, the Company signed a Supply agreement (Letter of Intent) with Diabetic Direct, Inc to supply Diabetic Direct Inc. with the Traccom Health Hub Remote Patient Monitoring product.  This Letter of Intent expired on August 31, 2022.

On May 4, 2022, the Company signed a Worldwide Marketing & Selling Agreement with R&R Marketing services, LLC whereby R&R Marketing Services, LLC will oversee all of the marketing and selling of the Traccom Basic Tracker product.

Trends Information

The core elements of our growth strategy include developing a product line with a strong brand awareness. We plan to invest significant resources in product development and marketing, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly marketing costs and research and development of new products. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company plans to raise funds from its $1.5 million+ Convertible Note PIPE Offering that was initiated in June 2023 from which the proceeds will be used to commence the initial production of the Company’s products.

Results of Operations

For the six months ended June 30, 2022 the company had no revenue compared to the six months ended June 30, 2022, the company had $17,824 revenue.

Total operating expenses for the six months ended June 30, 2023 increased to $89.424 from $41,864 for the six months ended June 30, 2022. The increase in operating expenses occurred because of an increase in product development and filing fees.

As a result of the foregoing, the company generated a net loss for the six months ended June 30, 2023 in the amount of $(89,424) compared to a net loss for the six months ended June 30, 2022 in the amount of $(30,039.

Liquidity and Capital Resources

As of June 30, 2023, the company has cash and cash equivalents of $119. As a result of the company currently generating an operating loss since inception, it has relied upon the cash advances from its current directors and management, as well as funds raised in the Company’s Regulation A offering and a shareholder loan in the amount of $50,000.

For the six months ended June 30, 2023, our directors advanced funds to the company totaling $121,044.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A for the year ended December 31, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Walnut Creek, State of California, on August 4, 2023.

Traccom Inc.

/s/ Harry Steck
Chief Executive Officer; Chief Financial Officer; Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Joseph Morgan
Director

/s/ Robert Goldstein
Director

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Financial Statements
As of, and for the Six Months Ended June 30, 2023 and 2022
UNAUDITED - NO ASSURANCE GIVEN

5

Traccom Inc.

Balance Sheets

As of June 30, 2023, December 31, 2022 and June 30, 2022

UNAUDITED - NO ASSURANCE GIVEN

	Jun 30, 23	Jun 30, 22
ASSETS
Current Assets
Checking/Savings
Checking Account	119.11	368.42
Total Checking/Savings	119.11	368.42
Accounts Receivable
Accounts Receivable	0.00	-2,000.00
Indiegogo Reserve	-0.01	-0.01
Total Accounts Receivable	-0.01	-2,000.01
Other Current Assets
Inventory Asset	2,012.48	2,012.48
Total Other Current Assets	2,012.48	2,012.48
Total Current Assets	2,131.58	380.89
Fixed Assets
Accumulated Depreciation	-642.00	-642.00
Capitalized Software	125,000.00	125,000.00
Furniture and Equipment	2,457.95	2,457.95
Total Fixed Assets	126,815.95	126,815.95
Other Assets
Petty Cash	0.00	900.00
R&D
Accumulated Depreciation	-1,174.00	-1,174.00
Total R&D	-1,174.00	-1,174.00
Total Other Assets	-1,174.00	-274.00
TOTAL ASSETS	127,773.53	126,922.84
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	22,554.22	70,057.60
Total Accounts Payable	22,554.22	70,057.60
Credit Cards
Wells Fargo Visa	10,206.48	19,227.25
Total Credit Cards	10,206.48	19,227.25
Other Current Liabilities
Customer Deposit	0.00	5,996.60
Loan Payable - Forster Company	50,000.00	50,000.00
Loan Payable - Harry Steck	98,621.21	18,473.55
Loan Payable - Joseph Morgan	264,621.11	170,225.00
Unearned Revenue	29,032.00	29,032.00
Total Other Current Liabilities	442,274.32	273,727.15
Total Current Liabilities	475,035.02	363,012.00
Total Liabilities	475,035.02	363,012.00
Equity
Common Stock (APIC)	42,993.53	42,993.53
Common Stock; $0.00025par value	963.67	963.67
Retained Earnings	-301,793.85	-250,006.95
Net Income	-89,424.84	-30,039.41
Total Equity	-347,261.49	-236,089.16
TOTAL LIABILITIES & EQUITY	127,773.53	126,922.84

The accompanying notes are an integral part of these financial statements.

Traccom Inc.

Statement of Operations

For the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

	Jan - Jun 23	Jan - Jun 22
Ordinary Income/Expense
Income
Consulting Service	0.00	17,824.68
Sales - Devices	0.00	0.00
Total Income	0.00	17,824.68
Cost of Goods Sold
Cost of Goods Sold	0.00	6,000.00
Total COGS	0.00	6,000.00
Gross Profit	0.00	11,824.68
Expense
Banking Service Charges
Bank Account Fees	30.00	367.45
Banking Service Charges - Other	579.55	350.00
Total Banking Service Charges	609.55	717.45
Charitable Contributions	0.00	190.70
Dues, Subscriptions, Filing Fee	20,237.35	2,089.82
Interest Expense	1,463.59	2,023.57
Marketing
Trade Shows	0.00	2,500.00
Total Marketing	0.00	2,500.00
Office Supplies	21.95	301.49
Postage	0.00	40.03
Product Development	40,000.00	0.00
Professional Fees
Accounting	0.00	550.00
Consulting	0.00	17,144.68
Legal	10,591.25	2,000.00
Total Professional Fees	10,591.25	19,694.68
Public Offering Expenses	16,501.15	12,369.43
Travel Expense
Airfare	0.00	599.80
Ground Transportation	0.00	329.32
Lodging	0.00	713.78
Meals	0.00	294.02
Total Travel Expense	0.00	1,936.92
Total Expense	89,424.84	41,864.09
Net Ordinary Income	-89,424.84	-30,039.41
Net Income	-89,424.84	-30,039.41

The accompanying notes are an integral part of these financial statements.

Traccom Inc.

Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2023 and the Year Ended December 31, 2022

UNAUDITED - NO ASSURANCE GIVEN

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2022	$(257,836)	$-	$(257,836)
Net Income for the period ending June 30, 2023	-	(89,425)	(89,425)
Equity Contributions (Distributions)	-
Balance, June 30, 2023	$(257,836)	$(89,425)	$(347,261)

The accompanying notes are an integral part of these financial statements.

Traccom Inc.

Statement of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

Jan - Jun 23
OPERATING ACTIVITIES
Net Income	-89,424.84
Adjustments to reconcile Net Income to net cash provided by operations:
Accounts Payable	-72,787.56
Wells Fargo Visa	-8,519.61
Loan Payable - Harry Steck	76,323.44
Loan Payable - Joseph Morgan	94,396.11
Net cash provided by Operating Activities	-12.46
Net cash increase for period	-12.46
Cash at beginning of period	131.57
Cash at end of period	119.11

The accompanying notes are an integral part of these financial statements.